04006400

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 1/15/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

PROCESSED
JAN 26 2004
THOMSON FINANCIAL

JAN 2 5 2004

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 21st day of January 2004.

HAUSER, INC.

By: [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED DECEMBER 31, 2003 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED DECEMBER 31, 2003

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor in Possession Operating Report** Report Number: 9 For the period- FROM: December 1, 2003 TO: December 31, 2003

RECEIVED 2004 JAN 15 P 1:03 OFFICE OF US TRUSTEE LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	14,892	483,311
Overdue - 31 - 60 Days	(15,884)	-
Overdue - 61 - 90 Days	(390)	2,651
Overdue - 91 - 120 Days	(27)	4,549
Overdue - Over 121 Days	-	329,026
TOTAL	(1,409)	819,537

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ____________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

On December 17, 2003, the Debtors closed the sale of substantially all of the assets of Botanicals International Extracts, Inc. related to the traded extracts and dietary supplements business to Zuellig Botanicals, Inc.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	None	$ 250	11/20/2003	$ 250	4690	$ -
12/29/2003	None	$ 7,750	12/29/2003	$ 7,750	4888	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: January 14, 2004

Debtor In Possession or Trustee
Secretary/Treasurer

In re: **Botanicals International Extracts Inc.**
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 9

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	2/15/2004	2/15/2004
Property	St. Paul/Acordia	See Below	2/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	2/1/2004	2/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		12/16/2003	12/16/2003
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	1/16/2004	1/16/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	2/1/2004	2/1/2004

Botanicals International Extracts, Inc.
December 31, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Eight Months Ended Year-to-date Actual
Sales	$674	$16,073
Cost of Sales	482	12,823
Gross margin	191	3,250
Sales and marketing	89	1,533
G & A expenses	130	670
Total	219	2,204
Contribution	**(28)**	**1,046**
Corporate Services	158	1,635
Operating income (loss)	(186)	(588)
Interest expense	(30)	(289)
Profit (Loss) before Other Income (Expense) &	(216)	(877)
Gain/(Loss) on Disposal of Assets	(609)	(609)
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	(825)	(1,486)
Income taxes	-	-
Net income (loss)	($825)	($1,486)

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 9

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 9 For the period- FROM: December 1, 2003 TO: December 31, 2003

2004 JAN 15 PM 4: 18
OFFICE OF US ... LOS ANGELES

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	62,491	165,208
Overdue - 31 - 60 Days	5,285	44,802
Overdue - 61 - 90 Days	(245)	100
Overdue - 91 - 120 Days	(1,231)	-
Overdue - Over 121 Days		365,418
TOTAL	66,300	575,528

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	1/12/2004		
Micron Commercial Computer Services	Quarterly	93	2/15/2004		
GMAC	Monthly	524	1/25/2004		
Bay 4 Capital	Monthly	9,634	12/5/2003	1	9634
Xerox Corporation	Monthly	202	12/22/2003	1	202
Xerox Corporation	Monthly	766	12/22/2003	1	766
Xerox Corporation	Monthly	970	12/22/2003	1	970
Advanced Trailer Leasing	Monthly	135	1/15/2004		
Advanced Trailer Leasing	Monthly	155	1/15/2004		
McDonald Farms	Monthly	2,150	2/1/2004		
Western Disposal	Monthly	1,244	1/20/2004		
Hasler Mailing Systems & Solutions	Quarterly	46	3/14/2004		
Continental Development Corp.	Monthly	2,886	2/1/2004		
Rocky Net	Monthly	935	1/4/2004		
Tolin Mechanical Systems	Quarterly	828	2/10/2004		

* Explanation for Non-Payment:
These Xerox bills were received after the due date in late January. They will be paid early January.

4. Tax Liability:

Gross Payroll Expense for Period: 145,459
Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	12/31/2003	33,424	
State Payroll and Withholding Taxes	12/31/2003	5,367	
State Sales and Use Taxes	None		291
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 507,000
Kaye Scholer LLP	Attorney	$ 573,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 82,000
Deloitte & Touche LLP	Accountant	$ 79,000
Willkie Farr & Gallagher	Attorney	$ 183,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

On December 17, 2003, the Debtors closed the sale of substantially all of the assets of Botanicals International Extracts, Inc. related to the traded extracts and dietary supplements business to Zuellig Botanicals, Inc.

On January 13, 2004, Hauser filed a motion to sell real property located at 4161 Specialty Place, Longmont, Colorado 80504 to Niwot Corporation for the purchase price of $750,000, subject to overbid procedures and Court approval.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
June 30,2003	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
Sept. 30,2003	8,441,360	$ 10,000	11/6/2003	$ 10,000	4630	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: January 14, 2004

[signature]

Debtor In Possession or Trustee
Chief Financial Officer

Liability Recap	Taxes Debited	Federal Income Tax		8,672.64		
		Earned Income Credit Advances		.00		
		Social Security - EE		2,804.40		
		Social Security - ER		2,884.39		
		Social Security Adj - EE		78.99		
		Medicare - EE		985.38		
		Medicare - ER		1,004.06		
		Medicare Adj - EE		18.71		
		Federal Unemployment Tax		.00		
		State Income Tax		2,631.91		
		State Unemployment Insurance - EE		.00		
		State Unemployment/Disability Ins - ER		.00		
		State Unemployment Insurance Adj - EE		.00		
		State Disability Insurance - EE		17.74		
		State Disability Insurance Adj - EE		.00		
		Workers' Benefit Fund Assessment - EE		.00		
		Workers' Benefit Fund Assessment - ER		.00		
		Local Income Tax		.00		
		School District Tax		.00		
		Total Taxes Debited	Account Number 4945086353		19,099.22	
	Other Transfers	ADP Direct Deposit	Account Number 4945086353		40,249.61	
		Wage Garnishments	Account Number 4945086353		605.64	
		Total Amount Debited From Your Accounts				59,954.37
	Bank Debits and Other Liability	Checks			9,594.57	
		Adjustments/Prepay/Voids			1,191.60	
	Taxes - Your Responsibility	None This Payroll				

Total Liability
59,954.37
69,548.94
70,740.54
70,740.54

Includes Adjustments that are your responsibility

manual entry
no ck issued
Volker Wrzyszczyk
Taxable Fringe benefit

ADP Statistical Summary Recap

© 1996 Automatic Data Processing, Inc.

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 5407
Quarter Number: 4

Period Ending: 12/20/2003
Pay Date: 12/26/2003
Current Date: 12/18/2003

Week 51
Page 1

		Rate	You are responsible for Depositing these amounts: EE withheld	You are responsible for Depositing these amounts: ER contrib.	Amount debited from your account: EE withheld	Amount debited from your account: ER contrib.			
Net Pay	Checks					9,594.57			
	Direct Deposits					40,249.51			
	Subtotal Net Pay						49,844.08		
	Adjustments					1,191.60			
	Total Net Pay Liability (Net Cash)						51,035.68		
Taxes									
Federal	Agency								
	Federal Income Tax				8,672.64				
	Earned Income Credit Advances								
	Social Security				2,884.39	2,884.39			
	Medicare				1,004.09	1,004.06			
	Federal Unemployment Tax								
	Subtotal Federal				12,561.12	3,888.45	16,449.57		
State	CA State Income Tax				368.91				
	CA State Unemployment/Disability Ins-ER	3.5000							
	CA State Disability Insurance-EE				17.74				
	Subtotal CA				386.65		386.65		
	CO State Income Tax				2,263.00				
	CO State Unemployment/Disability Ins-ER	3.3200							
	Subtotal CO				2,263.00		2,263.00		
	Total Taxes		.00	.00	15,210.77	3,888.45	19,098.22		
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				19,099.22	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				40,249.51				Employee Transaction
	Wage Garnishments				805.64				
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				40,855.15	
Total Amount ADP Debited From Your Accounts								59,954.37	

ADP Statistical Summary Detail

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 5407
Quarter Number: 4

Period Ending: 12/20/2003
Pay Date: 12/26/2003
Current Date: 12/18/2003

Week 51
Page 2

Liability Recap

Taxes Debited	Federal Income Tax		8,443.11			
	Earned Income Credit Advances		.00			
	Social Security - EE		4,339.98			
	Social Security - ER		4,339.98			
	Social Security Adj - EE		.00			
	Medicare - EE		1,014.97			
	Medicare - ER		1,015.00			
	Medicare Adj - EE		.00			
	Federal Unemployment Tax		555.14			
	State Income Tax		2,601.29			
	State Unemployment Insurance - EE		.00			
	State Unemployment/Disability Ins - ER		2,336.57			
	State Unemployment Insurance Adj - EE		.00			
	State Disability Insurance - EE		83.11			
	State Disability Insurance Adj - EE		.00			
	Workers' Benefit Fund Assessment - EE		.00			
	Workers' Benefit Fund Assessment - ER		.00			
	Local Income Tax		.00			
	School District Tax		.00			
	Total Taxes Debited	Account Number 4945086353		24,729.25		
Other Transfers	ADP Direct Deposit	Account Number 4945086353		42,334.90		Total Liability
	Wage Garnishments	Account Number 4945086353		607.28		67,671.41
	Total Amount Debited From Your Accounts				67,671.41	
Bank Debits and Other Liability	Checks			7,698.31		75,369.72
	Adjustments/Prepay/Voids			.00		75,369.72
Taxes - Your Responsibility	None This Payroll					75,369.72

ADP® Statistical Summary Recap

HAUSER, INC. HP
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch : 7294
Quarter Number: 1

Period Ending : 01/03/2004
Pay Date : 01/09/2004
Current Date : 01/05/2004

Week 02
Page 1

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Section	Item	Rate	EE withheld (You are responsible for Depositing these amounts)	ER contrib. (You are responsible for Depositing these amounts)	EE withheld (Amount debited from your account)	ER contrib. (Amount debited from your account)	Subtotal	Total	Note
Net Pay	Checks					7,698.31			
	Direct Deposits					42,334.90			
	Subtotal Net Pay						50,033.21		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						50,033.21		
Taxes Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				8,443.11				
	Earned Income Credit Advances								
	Social Security				4,339.98	4,339.98			
	Medicare				1,014.97	1,015.00			
	Federal Unemployment Tax					555.14			
	Subtotal Federal				13,798.06	5,910.12	19,708.18		
State	CA State Income Tax				368.29				
	CA State Unemployment/Disability Ins-ER	3.5000				246.51			
	CA State Disability Insurance-EE				83.11				
	Subtotal CA				451.40	246.51	697.91		
	CO State Income Tax				2,233.00				
	CO State Unemployment/Disability Ins-ER	3.3200				2,090.16			
	Subtotal CO				2,233.00	2,090.16	4,323.16		
	Total Taxes		.00	.00	18,482.46	8,246.79	24,729.25		
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				24,729.25	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				42,334.90				Employee Transaction
	Wage Garnishments				607.26				
	Amount ADP Debited From Account	4945086352	Tran/ABA	121000248				42,942.16	
Total Amount ADP Debited From Your Accounts								67,671.41	

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 9

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	2/15/2004	2/15/2004
Property	St. Paul/Acordia	See Below	2/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	2/1/2004	2/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		12/16/2003	12/16/2003
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	1/16/2004	1/16/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	2/1/2004	2/1/2004

Hauser, Inc.
December 30, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Eight Months Ended Year-to-date Actual
Sales	$325	$2,920
Cost of Sales	352	2,874
Gross margin	(27)	46
Sales and marketing	30	394
G & A expenses	228	2,831
Total Operating Cost	258	3,225
Contribution	**(286)**	**(3,179)**
Corporate Services	(195)	(2,015)
Operating income (loss)	**(91)**	**(1,164)**
New products expense	0	(377)
Interest expense	13	(252)
Profit (Loss) before Other Income	**(77)**	**(1,793)**
Gain/(Loss) on Sale of Assets	(3,952)	(3,945)
Other Income (See Note)	0	500
Chapter 11 Reorganization Costs	(428)	(2,307)
Profit (loss) before tax	**(4,457)**	**(7,544)**
Income taxes	-	-
Net income (loss)	**($4,457)**	**($7,544)**

Note: Represents proceeds from Wyeth transaction which closed in November.

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 9

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 9 For the period- FROM: December 1, 2003 TO: December 31, 2003

RECEIVED
2004 JAN 5 P 4: 1
OFFICE OF US TRUSTEE
LOS ANGELES

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	90,171	275,333
Overdue - 31 - 60 Days		178,472
Overdue - 61 - 90 Days		4,175
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	90,171	457,980

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	1/1/2004	None	
US Filter	Quarterly	63	1/15/2004	None	
GE Capital	Monthly	1,058	1/4/2004	None	
Advanced Trailer Leasing	Monthly	134	1/17/2004	None	
Pure Water	Monthly	264	1/16/2004	None	
Quantum	Monthly	355	1/14/2004	None	
6800 Broadway Bsn Ctr	Monthly	26,672	1/1/2004	None	
Woodspear Properties	Monthly	17,116	1/1/2004	None	

* Explanation for Non-Payment: ______________________________

4. Tax Liability:

Gross Payroll Expense for Period: **169,180**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 12/31/2003	43,050	-
State Payroll and Withholding Taxes	by - 12/31/2003	5,676	-
State Sales and Use Taxes	by - 1/20/2004	-	6,608
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: January 14, 2004

Debtor In Possession or Trustee
Title - Secretary / Treasurer

Preview Preview

Liability Recap	Taxes Debited	Federal Income Tax	10,293.45			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,481.08			
		Social Security - ER	4,481.11			
		Social Security Adj - EE	.00			
		Medicare - EE	1,140.25			
		Medicare - ER	1,140.26			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,733.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	.00			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		24,269.16		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		44,544.52		Total Liability
		Total Amount Debited From Your Account			68,813.68	68,813.68
	Bank Debits and Other Liability	Checks		10,640.86		79,454.54
		Adjustments/Prepay/Voids		.00		79,454.54
	Taxes - Your Responsibility	None This Payroll				
						79,454.54

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 5438
Quarter Number: 4

Period Ending: 12/20/2003
Pay Date: 12/23/2003
Current Date: 12/18/2003

Week 51
Page 1

		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
Net Pay	Checks					10,640.86			
	Direct Deposits					44,544.52			
	Subtotal Net Pay						55,185.38		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						55,185.38		
Taxes									
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				10,293.45				
	Earned Income Credit Advances								
	Social Security				4,481.09	4,481.11			
	Medicare				1,140.25	1,140.26			
	Federal Unemployment Tax								
	Subtotal Federal				15,914.79	5,621.37	21,536.16		
State	CO State Income Tax				2,731.00				
	CO State Unemployment/Disability Ins-ER	.6200							
	Subtotal CO				2,731.00		2,731.00		
	Total Taxes		.00	.00	18,647.79	5,621.37	24,269.16		
	Amount ADP Debited From Account	4945086381	Tran/ABA	121000248				24,269.16	Excludes Taxes That Are Your Responsibility
Other	ADP Direct Deposit				44,544.52				44 Employee Transactions
Transfers	Amount ADP Debited From Account	4945086381	Tran/ABA	121000248				44,544.52	
Total Amount ADP Debited From Your Accounts								68,813.68	

ADP® Statistical Summary Detail

© 1996, Automatic Data Processing, Inc.

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 5438
Quarter Number: 4

Period Ending: 12/20/2003
Pay Date: 12/23/2003
Current Date: 12/18/2003

Week 51
Page 2

Preview Preview

Liability Recap	Taxes Debited	Federal Income Tax	8,627.68			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,995.77			
		Social Security - ER	5,008.44			
		Social Security Adj - EE	12.65			
		Medicare - EE	1,168.36			
		Medicare - ER	1,171.33			
		Medicare Adj - EE	2.96			
		Federal Unemployment Tax	646.25			
		State Income Tax	2,795.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	500.84			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4845086361		24,829.29		
	Other Transfers	ADP Direct Deposit Account Number 4845086361		45,745.63		Total Liability
		Total Amount Debited From Your Account			70,575.92	70,575.92
	Bank Debits and Other Liability	Checks		12,097.00		82,672.92
		Adjustments/Prepay/Voids		15.62-		82,657.30
	Taxes - Your Responsibility	None This Payroll				82,657.30 Includes Adjustments that are your responsibility

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ADP® Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 7319
Quarter Number: 1

Period Ending: 01/03/2004
Pay Date: 01/08/2004
Current Date: 01/05/2004

Week 02
Page 1

Preview Preview

		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.		
Net Pay	Checks					12,097.00		
	Direct Deposits					45,746.63		
	Subtotal Net Pay						57,843.63	
	Adjustments					15.62-		
	Total Net Pay Liability (Net Cash)						57,828.01	
Taxes								
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				8,527.68			
	Earned Income Credit Advances							
	Social Security				5,008.43	5,008.44		
	Medicare				1,171.32	1,171.33		
	Federal Unemployment Tax					646.25		
	Subtotal Federal				14,707.43	6,826.02	21,533.45	
State	CO State Income Tax				2,795.00			
	CO State Unemployment/Disability Ins-ER	.6200				500.84		
	Subtotal CO				2,795.00	500.84	3,295.84	
	Total Taxes		.00	.00	17,502.43	7,326.86	24,829.29	
	Amount ADP Debited From Account	4945086381	Tran/ABA	121000248				24,829.29
Other	ADP Direct Deposit				45,746.63			
Transfers	Amount ADP Debited From Account	4945086381	Tran/ABA	121000248				45,746.63
Total Amount ADP Debited From Your Accounts								70,575.92

Excludes Taxes That Are Your Responsibility

42 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 7319
Quarter Number: 1

Period Ending : 01/03/2004 Week 02
Pay Date : 01/08/2004 Page 2
Current Date : 01/05/2004

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	2/15/2004	2/15/2004
Property	St. Paul/Acordia	See Below	2/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	2/1/2004	2/1/2004
California	No autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt. Hawley/Great American/Greenwich Insurance Co/Acordia		12/16/2003	12/16/2003
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	1/16/2004	1/16/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	1/16/2004	1/16/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	2/1/2004	2/1/2004

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
December 31, 2003
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$272	3,884
Cost of sales	361	3,467
Gross margin	(88)	417
Sales and marketing	5	132
R & D expenses		
G & A expenses	23	222
Total	28	354
Contribution	(116)	63
Corporate Services	38	381
Operating income (loss)	**(154)**	**(318)**
Interest expense	(6)	(82)
Reorganization Costs	**0**	**(10)**
Profit (loss) before tax	**($160)**	**($410)**

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 9

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: For the period- FROM: December 1, 2003 TO: December 31, 2003

RECEIVED
2004 JAN 15 P 1:18
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		19,525
TOTAL	-	19,525

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: January 14, 2004

Debtor in Possession or Trustee
Secretary/Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 9

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	2/15/2004	2/15/2004
Property	St. Paul/Acordia	See Below	2/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	2/1/2004	2/1/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia		12/16/2003	12/16/2003
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2004	11/1/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	1/16/2004	1/16/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	2/1/2004	2/1/2004

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 9

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor	**Debtor in Possession Interim Statement** Statement Number: 9 For the period- FROM: 12/1/2003 TO: 12/31/2003
Chapter 11 Case No: LA 03-18795-BB	

RECEIVED 2004 JAN 15 P 4:18 OFFICE OF US TRUSTEE

CASH ACTIVITY ANALYSIS (Cash Basis Only)	**General Account**	**Payroll Account**	**Tax Account**
A. Total Receipts per all Prior Interim Statements	21,159,256	-	-
B. Less: Total Disbursements per all Prior Statements	20,144,815	-	-
C. Beginning Balance (A less B)	1,014,441	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
12/10: Misc receipts deposited by Hauser for Cobra, etc.	66		
12/17: Proceeds from sale of BIE	6,774,473		
12/19: Misc receipts deposited for GMAC lease, etc. (reference line #117)	542		
12/21: Repayment from BI for overpayment (reference line #53)	1,114		
12/30: Misc receipts deposited by Hauser for Cobra, etc.	269		
12/01: November interest income on Trust Account	155		
12/31: December interest income on Trust Account	152		
From Detail Sheet "D"	1,382,323	-	-
TOTAL RECEIPTS THIS PERIOD (D):	8,159,093	-	-
E. Balance Available (C plus D)	9,173,534	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)			
12/12: Paydown on Line of Credit from Trust Account	472,677		
12/12: Reimburse WF legal fees, from Trust Account	19,963		
12/12: Reimburse WF examination fees, from Trust Account	7,360		
12/17: Paydown on Line of Credit from sale of BIE	6,700,000		
From Detail Sheet "F"	1,623,458	-	-
TOTAL DISBURSEMENTS HIS PERIOD (F):	8,823,458	-	-
G. Ending Balance (E less F)	350,076	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086353
(3) Trust Account	Wells Fargo Bank - Los Angeles, CA		3648 371247
(4) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	**Location**	
Petty Cash	El Segundo, CA	not to exceed $500
Petty Cash	Longmont, CO	not to exceed $1000

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: January 9, 2004

Thomas W Hanlon

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		9
For the period-		
	FROM:	12/1/2003
	TO:	12/31/2003

Date of Receipt	Description	General Account	Payroll Account	Tax Account
1-Dec		453,880		
2-Dec		31,603		
3-Dec		240,350		
4-Dec		34,510		
5-Dec		3,466		
9-Dec		48,035		
10-Dec		67,320		
11-Dec		126,741		
12-Dec		23,372		
15-Dec		251,014		
17-Dec		39,142		
18-Dec		10,000		
19-Dec		7,424		
23-Dec		39,465		
30-Dec		6,000		
Hauser A/R	177,713			
BIE A/R	1,204,610			
TOTAL RECEIPTS on this page: (Total will Automatically c		1,382,323		

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		9
For the period-		
	FROM:	12/1/2003
	TO:	12/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			1,623,458		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)				1,623,458		

Hauser, Inc.
Debtor In Possession Interim Statement #9
December 1 to December 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	004678	12/18/2003	PUTNAM CORPORATE SERVICES (CK VOIDED)	(500)		(500)	Qtrly Base Fee	All Other Expenses
2	004684	12/17/2003	STATE OF CALIFORNIA (VOIDED CHECK)	(800)		(800)	Taxes 2002	All Other Expenses
3	004731	12/1/2003	AMERICOLD LOGISTICS	32		32	Inventory	Inventory
4	004732	12/2/2003	MOTOR CARGO	1,033		1,033	Inventory	Inventory
5	004733	12/4/2003	ACT TELECONFERENCING SERVICES	101		101	Telephone Conference Calls	All Other Expenses
6	004734	12/4/2003	ADVANCED TRAILER LEASING-004	312		312	Trailer Rental	All Other Expenses
7	004735	12/4/2003	AETNA	2,023		2,023	Dental Premium-Dec-03	All Other Expenses
8	004736	12/4/2003	BLACKHAWK EQUIPMENT CORP.	1,735		1,735	Operating Supplies	All Other Expenses
9	004737	12/4/2003	CENTRAL WELD COUNTY WATER DIST	333		333	Utilities-HP	All Other Expenses
10	004738	12/4/2003	CHC OF CALIFORNIA	366		366	Calif EE Medical Insurance	All Other Expenses
11	004739	12/4/2003	CGLIC-PHOENIX EASC	14,859		14,859	CO EE Medical Insurance	All Other Expenses
12	004740	12/4/2003	CONTINENTAL DEVELOPMENT LP	2,886		2,886	Rent/El Segundo	All Other Expenses
13	004741	12/4/2003	CORPORATE EXPRESS	148		148	Office Supplies	All Other Expenses
14	004742	12/4/2003	DUANE COWGER	550		550	Wk 11/30 Server Maintenance	All Other Expenses
15	004743	12/4/2003	ANTHONY DEL VICARIO	81		81	Expense Reimbursement	All Other Expenses
16	004744	12/4/2003	FEDEX	10		10	Freight	All Other Expenses
17	004745	12/4/2003	GREAT WESTERN BUG MAN	52		52	Pest Control	All Other Expenses
18	004746	12/4/2003	HOGAN & HARTSON	2,000		2,000	1/2 Filing Fee Berry Patent	All Other Expenses
19	004747	12/4/2003	INDUSTRIAL CHEMICALS CORP.	3,760		3,760	Inventory	Inventory
20	004748	12/4/2003	JEFFERSON PILOT FINANCIAL	807		807	Group Ins/Voluntary Life	All Other Expenses
21	004749	12/4/2003	KEITH JEPSEN	500		500	Professional Services	All Other Expenses
22	004750	12/4/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
23	004751	12/4/2003	KENNETH C. CLEVELAND	6,566		6,566	Expense Reimbursement	All Other Expenses
24	004752	12/4/2003	KINDERMORGAN	9,445		9,445	HP Utilities	All Other Expenses
25	004753	12/4/2003	VOID	-		-	Void	Void
26	004754	12/4/2003	VOID	-		-	Void	Void
27	004755	12/4/2003	VOID	-		-	Void	Void
28	004756	12/4/2003	VOID	-		-	Void	Void
29	004757	12/4/2003	VOID	-		-	Void	Void
30	004758	12/4/2003	VOID	-		-	Void	Void
31	004759	12/4/2003	VOID	-		-	Void	Void
32	004760	12/4/2003	VOID	-		-	Void	Void
33	004761	12/4/2003	KC MAINTENANCE & SNOW REMOVAL	134		134	Snow Removal	All Other Expenses
34	004762	12/4/2003	LAB SUPPORT	1,803		1,803	Temporary Services	All Other Expenses
35	004763	12/4/2003	LENNON SMITH ADVISORS, LLC	626		626	Expense Reimbursement	All Other Expenses
36	004764	12/4/2003	MCDONALD FARMS ENTERPRISES	1,689		1,689	Waste Disposal	All Other Expenses
37	004765	12/4/2003	NEXTEL COMMUNICATIONS	575		575	Phone Expense	All Other Expenses
38	004766	12/4/2003	PONDELWILKINSON MS&L	2,275		2,275	Professional Services	All Other Expenses
39	004767	12/4/2003	PROCESS TECHNOLOGIES	3,858		3,858	Operating Supplies	All Other Expenses
40	004768	12/4/2003	QWEST	304		304	Phone Expenses	All Other Expenses
41	004769	12/4/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
42	004770	12/4/2003	SERVICE INDUSTRIAL INC	467		467	Uniform Rental/Mat Cleaning	All Other Expenses
43	004771	12/4/2003	THOMAS HANLON	786		786	Expenses Reimbursement	All Other Expenses
44	004772	12/4/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
45	004773	12/4/2003	TOP HAT SUPPLY COMPANY	117		117	Operating Supplies	All Other Expenses
46	004774	12/4/2003	US POSTAL SERVICE	100		100	Postage	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #9
December 1 to December 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
47	004775	12/4/2003	VISION SERVICE PLAN	142		142	EE Vision Premium	All Other Expenses
48	004776	12/4/2003	WAUSAU INSURANCE COMPANIES	4,580		4,580	Workman's Comp Ins	All Other Expenses
49	004777	12/4/2003	WELLS FARGO BANK, N.A.	25,811		25,811	WF Legal Reimbursement	WF Legal Reimbursement
50	004778	12/4/2003	XEROX CORPORATION	968		968	Copier Lease	All Other Expenses
51	004779	12/4/2003	VOID		-	-	Void	Void
52	004780	12/4/2003	VOID		-	-	Void	Void
53	004781	12/4/2003	BI NUTRACEUTICALS		1,420	1,420	Freight	Inventory
54	004782	12/4/2003	BIOMER, INCORPORATED		4,081	4,081	Extract Consulting Services	All Other Expenses
55	004783	12/4/2003	CBT INTERNATIONAL, INC.		2,550	2,550	Custom Duty/Broker Fees	Inventory
56	004784	12/4/2003	DEDOLA INTERNATIONAL, INC.		1,329	1,329	Freight	Inventory
57	004785	12/4/2003	KELATRON CORPORATION		6,249	6,249	Inventory	Inventory
58	004786	12/4/2003	MODESTI BROTHERS, INC.		1,837	1,837	Freight	Inventory
59	004787	12/4/2003	NEW CENTURY HERB, INC		1,000	1,000	Inventory	Inventory
60	004788	12/4/2003	VOID		-	-	Void	Void
61	004789	12/4/2003	BIOMER, INCORPORATED		3,385	3,385	Expense Reimbursement	All Other Expenses
62	004790	12/4/2003	PEQUEST FURNACE ASSOC., LLC		4,070	4,070	Inventory	Inventory
63	004791	12/4/2003	PRODUCTS DISTRIBUTION, INC.		5,605	5,605	Inventory	Inventory
64	004792	12/4/2003	SUNLINE EXPRESS SYSTEMS, INC.		5,669	5,669	Freight	Inventory
65	004793	12/4/2003	UNITED PARCEL SERVICE		2,751	2,751	Shipping	All Other Expenses
66	004794	12/4/2003	VERIZON		431	431	Cell Phone/Boonton	All Other Expenses
67	004795	12/4/2003	AMZAC ENTERPRISES, INC.		2,236	2,236	Freight	Inventory
68	004796	12/5/2003	TINA NELSON	3,330		3,330	Final pay check	Payroll
69	004797	12/11/2003	BOYERS COFFEE	91		91	Office Supplies	All Other Expenses
70	004798	12/11/2003	CHEM-AQUA	773		773	Water Treatment	All Other Expenses
71	004799	12/11/2003	DUANE COWGER	450		450	Wk12/07 Server Maintenance	All Other Expenses
72	004800	12/11/2003	MILE HI CULLIGAN WATER, INC.	17		17	Water Cooler Rental	All Other Expenses
73	004801	12/11/2003	DENVER RESERVE	808		808	Sec125 Reimbursement Nov, Dec	All Other Expenses
74	004802	12/11/2003	EXPRESS SERVICES, INC.	1,870		1,870	Temporary Services	All Other Expenses
75	004803	12/11/2003	GE CAPITAL	203		203	Copier Lease	All Other Expenses
76	004804	12/11/2003	GREAT WESTERN BUG MAN	52		52	Pest Control	All Other Expenses
77	004805	12/11/2003	HAGEMEYER	308		308	Operating Supplies	All Other Expenses
78	004806	12/11/2003	INDUSTRIAL CHEMICALS CORP.	637		637	Inventory	Inventory
79	004807	12/11/2003	JEAN PAULSON-KISLESKY	175		175	Expense Reimbursement	All Other Expenses
80	004808	12/11/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
81	004809	12/11/2003	KENNETH C. CLEVELAND	5,297		5,297	Expense Reimbursement	All Other Expenses
82	004810	12/11/2003	LENZE	125		125	Equip. Inspection Fee	All Other Expenses
83	004811	12/11/2003	LINWELD	214		214	Operating Expenses	All Other Expenses
84	004812	12/11/2003	MOTION TELECOM	175		175	Long Distance--HP	All Other Expenses
85	004813	12/11/2003	VOID	-		-	Void	Void
86	004814	12/11/2003	ROBERT F SAYDAH	1,240		1,240	Expense Reimbursement	All Other Expenses
87	004815	12/11/2003	SBC	333		333	Phone Expense-El Segundo	All Other Expenses
88	004816	12/11/2003	ST. VRAIN SANITATION DISTRICT	2,322		2,322	Excessive Pollutant Charges	All Other Expenses
89	004817	12/11/2003	STATE OF CALIFORNIA	25		25	Foreign Corp. Annual Fee	All Other Expenses
90	004818	12/11/2003	THOMAS HANLON	1,654		1,654	Expense Reimbursement	All Other Expenses
91	004819	12/11/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
92	004820	12/11/2003	AMT LABS, INC.		6,337	6,337	Inventory	Inventory

Hauser, Inc.
Debtor In Possession Interim Statement #9
December 1 to December 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
93	004821	12/11/2003	BIOMER, INCORPORATED		2,040	2,040	Extract Consulting Services	All Other Expenses
94	004822	12/11/2003	CBT INTERNATIONAL, INC.		3,029	3,029	Custom Duty/Broker Fees	Inventory
95	004823	12/11/2003	DEDOLA INTERNATIONAL, INC.		8,997	8,997	Freight	Inventory
96	004824	12/11/2003	FLAROMA		7,806	7,806	Freight	Inventory
97	004825	12/11/2003	KELATRON CORPORATION		87	87	Inventory	Inventory
98	004826	12/11/2003	LONZA GROUP		13,000	13,000	Inventory	Inventory
99	004827	12/11/2003	MODESTI BROTHERS, INC.		67	67	Freight	Inventory
100	004828	12/11/2003	NATIONAL KASHRUTH		200	200	Kosher Certification	Inventory
101	004829	12/11/2003	VOID		-	-	Void	Void
102	004830	12/11/2003	SUNLAND DISTRIBUTION INC.		14	14	Freight	Inventory
103	004831	12/11/2003	SUNLINE EXPRESS SYSTEMS, INC.		1,336	1,336	Freight	Inventory
104	004832	12/11/2003	ACORDIA	15,721		15,721	Liability/Workman's Comp Insc	Insurance
105	004833	12/11/2003	SEVERN TRENT LABORATORIES	235		235	Waste Water Treatment	All Other Expenses
106	004834	12/11/2003	HERBERT ELISH	686		686	Expense Reimbursement	All Other Expenses
107	004835	12/15/2003	ONYX ENVIRONMENTAL SERVICE	4,584		4,584	Disposal of hazardous waste	All Other Expenses
108	004836	12/15/2003	GREIF, INC	758		758	Steel poly lined drums	All Other Expenses
109	004837	12/15/2003	KLAUS SCHEKAHN	2,685		2,685	Expense Reimbursement	All Other Expenses
110	004838	12/17/2003	ONYX ENVIRONMENTAL SERVICE	4,378		4,378	Hazardous Waste Disposal	All Other Expenses
111	004839	12/18/2003	AMERIGAS - FORT COLLINS	139		139	Operating Supplies	All Other Expenses
112	004840	12/18/2003	AT&T WIRELESS	181		181	Phone Expenses	All Other Expenses
113	004841	12/18/2003	BEN'S ELECTRIC	8,800		8,800	Electrical Demolition	All Other Expenses
114	004842	12/18/2003	CITY OF EL SEGUNDO	88		88	2004 Business License	All Other Expenses
115	004843	12/18/2003	EXPRESS SERVICES, INC.	1,139		1,139	Temporary Services	All Other Expenses
116	004844	12/18/2003	THE FINISHING TOUCH JANITORIAL	2,914		2,914	Custodial Services	All Other Expenses
117	004845	12/18/2003	GMAC (REIMBURSED)	542		542	Car Payment-K Schekahan	All Other Expenses
118	004846	12/18/2003	KC MAINTENANCE & SNOW REMOVAL	219		219	Snow Removal	All Other Expenses
119	004847	12/18/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
120	004848	12/18/2003	KROGER-KING SOOPERS CUST CHARG	129		129	Employee Meals	All Other Expenses
121	004849	12/18/2003	LAB SUPPORT	1,505		1,505	Temporary Services	All Other Expenses
122	004850	12/18/2003	LINWELD	123		123	Operating Expenses	All Other Expenses
123	004851	12/18/2003	MCDONALD FARMS ENTERPRISES	1,031		1,031	Waste Disposal	All Other Expenses
124	004852	12/18/2003	MCMASTER-CARR	507		507	Operating Supplies	All Other Expenses
125	004853	12/18/2003	VOID	-		-	Void	Void
126	004854	12/18/2003	POSTAL PRIVILEGE	150		150	Postage--El Segundo	All Other Expenses
127	004855	12/18/2003	PUTNAM FIDUCIARY TRUST COMPANY	500		500	Qtrly Base Fee	All Other Expenses
128	004856	12/18/2003	QWEST	230		230	Phone Expenses	All Other Expenses
129	004857	12/18/2003	QWEST INTERPRISE AMERICA, INC.	50		50	Monthly Web Marketing Fee	All Other Expenses
130	004858	12/18/2003	RR DONNELLEY RECEIVABLES, INC.	6,442		6,442	Proof of Claim Insert/Notice of Hearing	All Other Expenses
131	004859	12/18/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
132	004860	12/18/2003	SEVERN TRENT LABORATORIES	30		30	Waste Water Treatment	All Other Expenses
133	004861	12/18/2003	ST. VRAIN SANITATION DISTRICT	2,199		2,199	Wastewater Testing	All Other Expenses
134	004862	12/18/2003	CA-FRANCHISE TAX BOARD	800		800	Replacement Check	All Other Expenses
135	004863	12/18/2003	SERVICE INDUSTRIAL INC	398		398	Uniform Rental/Mat Cleaning	All Other Expenses
136	004864	12/18/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
137	004865	12/18/2003	UNITED POWER	11,007		11,007	Utilities-HP	All Other Expenses
138	004866	12/18/2003	WESTERN DISPOSAL SERVICES	1,244		1,244	Trash Removal	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #9
December 1 to December 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
139	004867	12/18/2003	KENNETH CLEVELAND ASSOCIATES	1,314		1,314	Expense Reimbursement	All Other Expenses
140	004868	12/18/2003	SAUL BENNETT	536		536	Credit Manager Services	All Other Expenses
141	004869	12/18/2003	SEVERN TRENT LABORATORIES	170		170	Waste Water Treatment	All Other Expenses
142	004870	12/18/2003	THOMAS HANLON	188		188	Expense Reimbursement	All Other Expenses
143	004871	12/18/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
144	004872	12/18/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
145	004873	12/18/2003	AMT LABS, INC.		14,904	14,904	Inventory	Inventory
146	004874	12/18/2003	AMZAC ENTERPRISES, INC.		728	728	Freight	Freight
147	004875	12/18/2003	BI NUTRACEUTICALS		1,318	1,318	Freight	Inventory
148	004876	12/18/2003	EARTH LINK, INC.		146	146	Internet Access/Boonton	All Other Expenses
149	004877	12/18/2003	FLAROMA		54,082	54,082	Freight	Inventory
150	004878	12/18/2003	GUARIONEX RODRIGUEZ		49,000	49,000	Inventory	Inventory
151	004879	12/18/2003	KELATRON CORPORATION		4,274	4,274	Inventory	Inventory
152	004880	12/18/2003	MODESTI BROTHERS, INC.		151	151	Freight	Inventory
153	004881	12/18/2003	NATIONAL KASHRUTH		200	200	Kosher Certification	Inventory
154	004882	12/18/2003	NORTH WEST MARKETING CO., INC.		1,359	1,359	Inventory	Inventory
155	004883	12/18/2003	PEQUEST FURNACE ASSOC., LLC		17,525	17,525	Inventory	Inventory
156	004884	12/18/2003	SUNLAND DISTRIBUTION INC.		308	308	Freight	Inventory
157	004885	12/18/2003	SUNLINE EXPRESS SYSTEMS, INC.		3,290	3,290	Freight	Inventory
158	004886	12/18/2003	UNITED PARCEL SERVICE		52	52	Shipping	All Other Expenses
159	004887	12/19/2003	ONYX ENVIRONMENTAL SERVICE	4,928		4,928	Disposal of hazardous waste	All Other Expenses
160	004888	12/29/2003	US TRUSTEE	7,750		7,750	Qtr 3 Fees BIE/Hauser	All Other Expenses
161	004889	12/30/2003	SHARI BROWN	34		34	Expense Reimbursement	All Other Expenses
162	004890	12/30/2003	DUANE COWGER	300		300	Wk 12/14 Server Maintenance	All Other Expenses
163	004891	12/30/2003	EXPRESS SERVICES, INC.	1,200		1,200	Temporary Services	All Other Expenses
164	004892	12/30/2003	HAUSER TECHNICAL SERVICES, INC	180		180	Product Testing	Inventory
165	004893	12/30/2003	KINDERMORGAN	16,031		16,031	Utilities-HP	All Other Expenses
166	004894	12/30/2003	MCDONALD FARMS ENTERPRISES	520		520	Waste Disposal	All Other Expenses
167	004895	12/30/2003	UNITED PARCEL SERVICE		750	750	Freight	Inventory
168	ED1205	12/5/2003	UNITED PARCEL SERVICE	228		228	Shipping	All Other Expenses
169	ED1212	12/12/2003	UNITED PARCEL SERVICE	913		913	Shipping	All Other Expenses
170	ED1219	12/19/2003	UNITED PARCEL SERVICE	743		743	Shipping	All Other Expenses
171	ED1226	12/26/2003	UNITED PARCEL SERVICE	195		195	Shipping	All Other Expenses
172	W1202A	12/2/2003	LALLEMAND		3,170	3,170	Inventory	Inventory
173	W1202B	12/2/2003	PREMIUM PROCESSING		9,408	9,408	Inventory	Inventory
174	W1204A	12/4/2003	ACORDIA	47,024		47,024	Insurance	Insurance
175	W1204B	12/4/2003	FLAROMA		80,237	80,237	Inventory	Inventory
176	W1205A	12/5/2003	WATKINS MOTOR LINES	8,000		8,000	Freight	Inventory
177	W1210A	12/10/2003	MONTGOMERY LABORATORIES		1,800	1,800	Inventory	Inventory
178	W1210B	12/10/2003	NORTHLAND IMPORTS		38,500	38,500	Inventory	Inventory
179	W1210C	12/10/2003	PUTNAM CORPORATE SERVICES	3,044		3,044	EE 401k Contributions	All Other Expenses
180	W1210D	12/10/2003	WELCH LABORATORIES		13,516	13,516	Inventory	Inventory
181	W1222A	12/22/2003	PUTNAM CORPORATE SERVICES	2,925		2,925	EE 401k Contributions	All Other Expenses
182	W1223A	12/23/2003	ACORDIA	126,700		126,700	Liability insurance through 2/15/04	Insurance
183	W1229A	12/29/2003	ACORDIA	2,214		2,214	Insurance	Insurance
184	W1229B	12/29/2003	DELOITTE & TOUCHE	11,703		11,703	Chap 11 Legal Fees	Net Proceeds/Sale of Assets

Hauser, Inc.
Debtor In Possession Interim Statement #9
December 1 to December 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
185	W1229C	12/29/2003	KAYE SCHOLER	89,902		89,902	Chap 11 Legal Fees	Net Proceeds/Sale of Assets
186	W1229D	12/29/2003	PEIZMAN, WEG & KEMPINSKY	14,752		14,752	Chap 11 Legal Fees	Net Proceeds/Sale of Assets
187	W1229E	12/29/2003	PREMIUM PROCESSING	3,267		3,267	Inventory	Inventory
188	W1229F	12/29/2003	STUTMAN, TREISTER & GLATT	108,522		108,522	Chap 11 Legal Fees	Net Proceeds/Sale of Assets
189	W1229G	12/29/2003	WILLKIE, FARR & GALLAGHER	25,120		25,120	Chap 11 Legal Fees	Net Proceeds/Sale of Assets
190	GJ	12/1/2003	BOTANICALS INTERNATIONAL, INC.	150,000		150,000	ZBI Cost Sharing, Nov 16-30	Zuelig Cost Sharing
191	GJ	12/15/2003	BOTANICALS INTERNATIONAL, INC.	150,000		150,000	ZBI Cost Sharing, Dec 1 - 15	Zuelig Cost Sharing
193	GJ	12/22/2003	WELLS FARGO NATIONAL BANK	1,606		1,606	Client Analysis Service Charge	All Other Expenses
192	GJ	12/9/2003	WELLS FARGO NATIONAL BANK	46,705		46,705	LOC interest, for November	Interest
194	GJ	12/31/2004	WELLS FARGO NATIONAL BANK	29,704		29,704	LOC interest, for December	Interest
195	GJ	12/31/2004	WELLS FARGO NATIONAL BANK	10,778		10,778	LOC extra interest, for November	Interest
196	GJ	12/10/2003	ADP	39,405		39,405	Payroll EFTs, pay date 12/12	Payroll
197	GJ	12/11/2003	ADP	20,299		20,299	Payroll Taxes, pay date 12/12	Payroll
198	GJ	12/11/2003	LIVE PAYROLL CHECKS	14,732		14,732	PR Live Checks. pay date 12/12	Payroll
199	GJ	12/23/2003	ADP	40,250		40,250	Payroll EFTs, pay date 12/26	Payroll
200	GJ	12/24/2003	ADP	19,705		19,705	Payroll Taxes, pay date 12/26	Payroll
201	GJ	12/23/2003	LIVE PAYROLL CHECKS	9,595		9,595	PR Live Checks. pay date 12/26	Payroll
202	GJ	12/5/2003	ADP	717		717	Payroll Processing Fees	Payroll
203	GJ	12/19/2003	ADP	178		178	Payroll Processing Fees	Payroll
204	GJ	12/26/2003	ADP	175		175	Payroll Processing Fees	Payroll
				1,243,212	380,246	1,623,458		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18798-BB

Debtor in Possession Interim Statement	
Statement Number:	9
For the period-	
FROM:	December 1, 2003
TO:	December 31, 2003

RECEIVED

CASH ACTIVITY ANALYSIS (Cash Basis Only)			General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements			3,905,518	-	-
B. Less: Total Disbursements per all Prior Statements			3,660,556		-
C. Beginning Balance (A less B)			244,962		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)					
12-05-03 - Customer Receipts			78,151		
12-12-03 - Customer Receipts			13,592		
12-19-03 - Customer Receipts			975		
12-22-03 - Customer Receipts			33,353		
12-24-03 - Customer Receipts			8,665		
12-29-03 - Customer Receipts			99,177		
12-31-03 - Customer Receipts			2,905		
From Detail Sheet "D"					
TOTAL RECEIPTS THIS PERIOD (D):			236,819		
E. Balance Available (C plus D)			481,781		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)					
From Detail Sheet "F"			355,626		
TOTAL DISBURSEMENTS THIS PERIOD (F):			355,626		
G. Ending Balance (E less F)			126,155		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: January 6, 2004

Thomas W Hanlon

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 9
	For the period:
Debtor	FROM: 12/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 12/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
12/1/2003	12053	6800 Broadway Business Center, LLC	Dec Rent for CC	27,175		
12/1/2003	12054	Aetna (Dental)	Dec Premium/Emp Bene	2,186		
12/1/2003	12055	CGLIC-Phoenix EASC	Dec Premium/Emp Bene	19,428		
12/1/2003	12056	Jefferson Pilot Financial Insurance Co.	Dec Premium/Emp Bene	888		
12/1/2003	12057	USP	Lab Supplies	2,922		
12/1/2003	12058	Vision Service Plan	Nov/Dec Prem/Emp Bene	463		
12/1/2003	12059	Woodspear Properties	Dec GB Rent	17,116		
12/4/2003	12060	Airgas Dry Ice	Other	74		
12/4/2003	12061	AT&T Wireless Services	Other	151		
12/4/2003	12062	Biopharma Compliance Services, LLC	Contract Project Services	3,200		
12/4/2003	12063	Biotest Diagnostics Corporation	Other	188		
12/4/2003	12064	Christian Sumner	Mileage	14		
12/4/2003	12065	Denver Reserve	Sec 125 Payroll Deductions	1,911		
12/4/2003	12066	Edward Babaian	Mileage	19		
12/4/2003	12067	Federal Express	Other	822		
12/4/2003	12068	GE Capital	Copier leases	1,029		
12/4/2003	12069	HAZMATPAC	Other	248		
12/4/2003	12070	Ikon Office Solutions	Other	380		
12/4/2003	12071	INFOTRAC, Inc.	Training CD	495		
12/4/2003	12072	Jackie L. Nelson	Mileage	66		
12/4/2003	12073	Jefferson Pilot Financial Insurance Co.	Dec Voluntary Life Ins	94		
12/4/2003	12074	Label Master	Other	49		
12/4/2003	12075	Linweld, Inc.	Other	193		
12/4/2003	12076	McGuckin Hardware, Inc.	Other	176		
12/4/2003	12077	Motion Telecom, Inc (was Univance)	L/D Calls for CC	211		
12/4/2003	12078	Neopost Leasing (San Francisco)	Other	212		
12/4/2003	12079	Orkin Exterminating	Other	130		
12/4/2003	12080	Petty Cash	Seminar/gas/food/etc.	303		
12/4/2003	12081	Pure Water Solutions, Inc.	Other	92		
12/4/2003	12082	Rodney B. McKeever	Expense Reimbursement	284		
12/4/2003	12083	Service Uniform Rental - DV	Other	65		
12/4/2003	12084	Sigma-Aldrich	Other	249		
12/4/2003	12085	Spectrum Chemicals & Laboratory Products	Other	80		
12/4/2003	12086	Tina L. Nelson	Mileage	67		
12/4/2003	12087	Todd Klimkowsky	Mileage	181		
12/4/2003	12088	ULINE	Other	212		
12/4/2003	12089	V W R Scientific, Inc.	Pure Water/Lab supplies	25,138		
12/4/2003	12090	W W Grainger, Inc.	Other	65		
12/5/2003	12091	Agilent Technologies	Equipment	1,053		
12/11/2003	12092	Airgas Dry Ice	Other	111		
12/11/2003	12093	American Concessions	Other	178		
12/11/2003	12094	Aramark	Other	183		
12/11/2003	12095	Ben Hughes	Mileage	119		
12/11/2003	12096	CDS Analytical, Inc	Other	154		
12/11/2003	12097	Central States Hose, Inc.	Supplies	2,342		
12/11/2003	12098	Clean Harbors Env. Services	Haz-Waste Disposal	1,436		
12/11/2003	12099	Cleaning Service	Other	350		
12/11/2003	12100	Cole-Parmer Instrument Co.	Other	125		
12/11/2003	12101	Denver Reserve	Sec 125 Payroll Deductions	1,085		
12/11/2003	12102	Federal Express	Other	257		
12/11/2003	12103	Fisher Scientific	Other	97		
12/11/2003	12104	Janelle Bailey	Dry Ice	18		
12/11/2003	12105	Jeff Zadrozny	Paint & Maint. Supplies	118		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 9
Debtor	For the period: FROM: 12/1/2003 TO: 12/31/2003
Chapter 11 Case No: LA 03-18798-BB	

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
12/11/2003	12106	Linweld, Inc.	Other	560		
12/11/2003	12107	Mile Hi Culligan Water, Inc.	Other	211		
12/11/2003	12108	Orkin Exterminating	Other	130		
12/11/2003	12109	Quantum Analytics	Other	355		
12/11/2003	12110	QWEST - 023B (was 179B)	Other	164		
12/11/2003	12111	QWEST - 146B (was 421B)	Other	309		
12/11/2003	12112	QWEST - 564B (was 701B)	Other	50		
12/11/2003	12113	Qwest 692B (was 723B)	Other	937		
12/11/2003	12114	Royal Society of Chemistry	Member Renewal	327		
12/11/2003	12115	Service Uniform Rental - DV	Other	69		
12/11/2003	12116	Sigma-Aldrich	Other	34		
12/11/2003	12117	USFilter	Other	154		
12/11/2003	12118	Xcel Energy (CC)	Utilities/CC	12,586		
12/11/2003	12119	Xcel Energy (GB)	Utilities/GB	8,558		
12/22/2003	12120	Acculab, Inc.	Other	90		
12/22/2003	12121	Advanced Trailer Leasing 004	Other	134		
12/22/2003	12122	Airgas Dry Ice	Other	148		
12/22/2003	12123	Analytical Instrument Recycle, Inc.	Dep. on Equip. for Project	1,000		
12/22/2003	12124	*Biopharma Compliance Services, LLC*	*Contract Project Services*	3,200		
12/22/2003	12125	Cole-Parmer Instrument Co.	Supplies for project	2,123		
12/22/2003	12126	Corporate Express	Office Supplies	497		
12/22/2003	12127	Federal Express	Other	375		
12/22/2003	12128	Industrial Chemicals Corporation	Chemicals for Project	1,678		
12/22/2003	12129	IONICS Instrument Business Group	Service Contract	3,238		
12/22/2003	12130	Iron Mountain	Other	113		
12/22/2003	12131	MONSTER.COM	Ad for Chemist	335		
12/22/2003	12132	Mtech	Service Contract	744		
12/22/2003	12133	Nelson Laboratories, Inc.	Other	400		
12/22/2003	12134	Orkin Exterminating	Other	64		
12/22/2003	12135	QWEST - 469B	Other	476		
12/22/2003	12136	Qwest 230M	Other	142		
12/22/2003	12137	R&R Instrumentation, Inc.	Other	75		
12/22/2003	12138	Robert A. Gordon	Mileage	29		
12/22/2003	12139	Rodney B. McKeever	Expense Reimbursement	329		
12/22/2003	12140	Sigma-Aldrich	Other	313		
12/22/2003	12141	Tri-R Systems, Inc.	Other	58		
12/22/2003	12142	Trinity Capital Corporation	Equipment Purchase	935		
12/22/2003	12143	UDI, The Sandwichman	Meeting Lunch	126		
12/22/2003	12144	V W R Scientific, Inc.	Other	353		
12/22/2003	12145	Waste Management of Denver	Other	60		
12/30/2003	12146	Aramark	Other	39		
12/30/2003	12147	Attentive Action, Inc.	CC Cleaning	1,314		
12/30/2003	12148	bioMERIEUX VITEK, INC.	Lab Supplies	988		
12/30/2003	12149	Biopharma Compliance Services, LLC	Contract Project Services	3,040		
12/30/2003	12150	CDW Direct LLC	Power Back up	403		
12/30/2003	12151	Cole-Parmer Instrument Co.	Tubing	1,619		
12/30/2003	12152	Denver Reserve	Payroll Sec 125 Deductions	939		
12/30/2003	12153	Fisher Scientific	Chemicals for Project	8,415		
12/30/2003	12154	Jefferson Pilot Financial Insurance Co.	Emp. Life Insurance	858		
12/30/2003	12155	Jeol USA, Inc.	Service Contract	1,560		
12/30/2003	12156	Linweld, Inc.	Other	701		
12/30/2003	12157	Madison Instruments, Inc.	Equip calibration	1,425		
12/30/2003	12158	North Pecos Water & Sanitation	Other	12		

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	Debtor In Possession Interim Statement Statement Number: 9 For the period: FROM: 12/1/2003 TO: 12/31/2003

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
12/30/2003	12159	Pure Water Solutions, Inc.		Other	313		
12/30/2003	12160	Quantum Analytics		Other	355		
12/30/2003	12161	Qwest - 922B (was 612B)		Other	47		
12/30/2003	12162	Qwest 231B		Other	935		
12/30/2003	12163	Qwest Internet Solutions		Other	50		
12/30/2003	12164	Service Uniform Rental - DV		Other	138		
12/30/2003	12165	SimplexGrinnell		Other	326		
12/30/2003	12166	Stericycle, Inc.		Service Contract	460		
12/30/2003	12167	Todd Klimkowsky		Mileage/supplies	248		
12/30/2003	12168	USFilter		Other	110		
12/30/2003	12169	V W R Scientific, Inc.		Lab Supplies	1,012		
12/9/2003	Wire Trnsf	Payroll 12-11 - Direct Deposit		Payroll & Payroll Taxes	46,757		
12/10/2003	Wire Trnsf	Payroll 12-11 - Taxes		Payroll & Payroll Taxes	24,457		
12/11/2003	Pyrl Cks	Payroll 12-11 - Checks		Payroll & Payroll Taxes	10,641		
12/11/2003	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	6,051		
12/19/2003	Wire Trnsf	Payroll 12-24 - Direct Deposit		Payroll & Payroll Taxes	44,545		
12/22/2003	Wire Trnsf	Payroll 12-24 - Taxes		Payroll & Payroll Taxes	24,269		
12/23/2003	Pyrl Cks	Payroll 12-24 - Checks		Payroll & Payroll Taxes	10,641		
12/23/2003	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	5,949		
12/5/2003	Wire Trnsf	**ADP** Processing Fee		Payroll Processing Fee	283		
12/19/2003	Wire Trnsf	**ADP** Processing Fee		Payroll Processing Fee	233		
12/26/2003	Wire Trnsf	**ADP** Processing Fee		Payroll Processing Fee	231		
12/21/2003	Acnt Trnsf	Wells Fargo	#	Bank Fee	582		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)					355,626	0	0